

Statement of Financial Condition

Bruce Markets LLC

December 31, 2025

With Report of Independent Auditors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70286

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Bruce Markets LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__141 W Jackson Blvd., Ste 500__
(No. and Street)

__Chicago__	__IL__	__60604__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ralph D'Auge__	__312-444-8000__	__rdauge@peak6.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__RSM US LLP__
(Name – if individual, state last, first, and middle name)

__30 S Wacker Dr., Ste 3300__	__Chicago__	__IL__	__60606__
(Address)	(City)	(State)	(Zip Code)

__9/24/2003__	__PCAOB #49__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Jason Wallach</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Bruce Markets LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Signed by: Jason Wallach* — 4E014B5B2AFF44C...

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bruce Markets LLC

December 31, 2025

Table of Contents





RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of Bruce Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Bruce Markets LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 27, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Bruce Markets LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	1,037,970
Receivable From Clearing Broker		125,098
Other Assets		61,203
Total assets	$	1,224,271

Liabilities and member's equity

Liabilities:

Accounts payable and other accrued liabilities	$	579,635
Payable to affiliates		63,311
Total liabilities		642,946
Member's equity		581,325
Total liabilities and member's equity	$	1,224,271

See accompanying notes.

Organization and Nature of Business

Bruce Markets LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of Bruce Markets Holdings LLC (the Parent), which is a subsidiary of PEAK6 Group LLC (Group). The Company operates a SEC and FINRA-registered alternative trading system designed for overnight, after-hours trading of U.S. equities from Sunday to Friday from 8:00 pm ET to 4:00 am EST. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company became a broker-dealer on September 22, 2020, and commenced trading operations in 2025. The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer.

The Company has incurred a substantial loss during the year ended December 31, 2025, and in the prior years. The Company has obtained a letter of committed support from the Parent, indicating that the Parent has the ability and intent to support the operating, investing, and financing activities of the Company through at least one year beyond the date of the auditor's report. This commitment will allow the Company to meet its obligations and continue as a going concern.

1. Significant Accounting Policies

Cash

The Company considers cash to be cash in depository accounts with stable financial institutions, which have no history of defaults, nor have they had a previous issue with customer deposits and are FDIC insured. As of December 31, 2025, the Company has cash on deposit with financial institutions that exceed the federally insured (FDIC) balance by $787,970. Based on the above factors, it has been determined that there is no material current expected credit loss under Accounting Standards Update, ("ASU"), No. 2016-13, Measurement of Credit Losses on Financial Instruments – Credit Losses ("ASC 326") for any cash deposits.

Credit Losses

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivable from clearing broker, and other assets. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Management has determined that there are no material estimated credit losses as of December 31, 2025, that impact the Company's financial statements.

Notes to Financial Statements (continued)

1. Significant Account Policies (continued)

Segment Reporting

The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income and revenue to make operational decisions while maintaining capital adequacy. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute excess to the Parent. The Company's operations constitute a single operating segment and thus the CODM manages the business activities using information of the Company as a whole.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Receivable from Broker Dealer

The Company maintains a fully disclosed clearing arrangement with Apex Clearing Corporation (Apex), a registered clearing broker-dealer. As of December 31, 2025, the Company had a deposit of $125,098 with Apex. Apex is a wholly owned subsidiary of Apex Fintech Solutions LLC ("AFS"). AFS is considered an affiliate of the Company because Group maintains an equity investment in AFS.

Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company's taxable income or loss is included in the income tax returns of the Parent. The Parent is classified as a partnership for federal and state income tax purposes and is not a tax-paying entity. Taxable income or loss of the Parent is passed through to its members and reported on their respective tax returns. Consequently, no provision for federal or state income taxes has been recorded in the accompanying financial statements. For the year ended December 31, 2025, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statements. The Company is not subject to examination by United States federal and state tax authorities for tax years prior to 2022.

2. Related-Party Transactions

The Company and its affiliates are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the entities. The Company reimburses all direct costs paid by its affiliates.

3. Related-Party Transactions (continued)

The following is a summary of the transactions and respective balances covered by this agreement:

The Company pays affiliates for consulting services related to compliance, legal, and accounting services. On December 31, 2025, $63,311 of amounts payable to affiliates is included in payable to affiliates on the statement of financial condition. The Company was allocated equity based compensation from the Parent for employees providing services to the Company in the amount of $16,722 for the year ended December 31, 2025.

4. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. On December 31, 2025, the Company had net capital of $549,124, which was $449,124 in excess of its required net capital of $100,000. On December 31, 2025, its percentage of aggregate indebtedness to net capital was 117.09%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. On January 15, 2026, the Parent made a $1,400,000 equity contribution to the Company. Management has determined that there are no other material events or transactions that would affect the Company's financial statement or require disclosure in the Company's financial statement.